Exhibit 99.1

Real Announces Leadership Transition: Sharran Srivatsaa to Join Board of Directors

TORONTO & NEW YORK – Mar. 12, 2025 – The Real Brokerage Inc. (NASDAQ: REAX), a technology platform reshaping real estate for agents, home buyers and sellers, today announced that Sharran Srivatsaa will transition from his role as President of Real to join the company’s Board of Directors, subject to corporate approvals, effective June 1, 2025.

“Sharran’s leadership, vision and deep commitment to Real’s mission have been instrumental in shaping the company’s culture and growth trajectory,” said Tamir Poleg, Chairman and Chief Executive Officer of Real. “We are incredibly grateful for his contributions and excited that he will continue to play a critical role in shaping our strategy as a member of the Board of Directors. His insight and advocacy for agents will remain invaluable as we continue to build the real estate platform of the future.”

As a Board member, Sharran will focus on representing the voice of Real’s agents and ensuring that the company continues to prioritize agent success and industry innovation. Over the coming months, he will work closely with the team to ensure a seamless transition.

“Real has never been in a stronger position to empower agents through its innovative business model, proprietary technology and collaborative, entrepreneurial culture,” said Sharran Srivatsaa. “While stepping away from my day-to-day role as President is bittersweet, I am incredibly confident in the strength of our leadership team and the trajectory of our company. I look forward to continuing to support Real in this next chapter as a Board member, ensuring that we remain focused on delivering unmatched value to our agents, partners and shareholders.”

Real’s leadership team remains committed to maintaining the company’s momentum, prioritizing growth, innovation and the long-term success of its agents.

About Real

Real (NASDAQ: REAX) is a real estate experience company working to make life’s most complex transaction simple. The fast-growing company combines essential real estate, mortgage and closing services with powerful technology to deliver a single seamless end-to-end consumer experience, guided by trusted agents. With a presence throughout the U.S. and Canada, Real supports more than 26,000 agents who use its digital brokerage platform and tight-knit professional community to power their own forward-thinking businesses.

Forward-Looking Information

This press release contains forward-looking information within the meaning of applicable Canadian securities laws. Forward-looking information is often, but not always, identified by the use of words such as “seek”, “anticipate”, “believe”, “plan”, “estimate”, “expect”, “likely” and “intend” and statements that an event or result “may”, “will”, “should”, “could” or “might” occur or be achieved and other similar expressions. These statements reflect management’s current beliefs and are based on information currently available to management as of the date hereof. Forward-looking information in this press release includes, without limiting the foregoing, information relating to transitions in Real’s leadership.

Forward-looking information is based on assumptions that may prove to be incorrect, including but not limited to Real’s business objectives, expected growth, results of operations, performance, business projects and opportunities and financial results. Real considers these assumptions to be reasonable in the circumstances. However, forward-looking information is subject to known and unknown risks, uncertainties and other factors that could cause actual results, performance or achievements to differ materially from those expressed or implied in the forward-looking information. Important factors that could cause such differences include, but are not limited to, slowdowns in real estate markets, economic and industry downturns, Real’s ability to attract new agents and retain current agents, and those risk factors discussed under the heading “Risk Factors’’ in the Company’s Annual Information Form dated March 6, 2025, a copy of which is available under the Company’s SEDAR+ profile at www.sedarplus.ca. These factors should be carefully considered and readers should not place undue reliance on the forward-looking statements. Although the forward-looking statements contained in this press release are based upon what management believes to be reasonable assumptions, Real cannot assure readers that actual results will be consistent with these forward-looking statements. These forward-looking statements are made as of the date of this press release, and Real assumes no obligation to update or revise them to reflect new events or circumstances, except as required by law.

Investor inquiries, please contact:

Ravi Jani

Vice President, Investor Relations and Financial Planning & Analysis

investors@therealbrokerage.com

908.280.2515

For media inquiries, please contact:

Elisabeth Warrick

Senior Director, Marketing, Communications & Brand

elisabeth@therealbrokerage.com

201.564.4221